Exhibit 99.1

Calyxt Completes Second Year of Field Trials of its High Oleic Soybean Product

NEW BRIGHTON, Minn.--(BUSINESS WIRE)--November 2, 2015--Calyxt, Inc., a Minnesota-based company focusing on developing healthier food products to benefit both consumers and farmers, today announced that it has completed the second year of multi-location field trials in Minnesota and South Dakota of its high oleic/no trans fat soybean variety.

For many food applications, standard soybean oil is hydrogenated to improve heat stability and shelf life. This process also increases the amount of saturated fatty acids and creates trans-fats, which have been linked to numerous human health issues. Calyxt has created a non-transgenic variety of soybean with elevated levels of monounsaturated (oleic) fatty acids and decreased levels of saturated fatty acids (palmitic and acid) and polyunsaturated fatty acids (linoleic and linolenic). Compared to standard soybean oil, the Calyxt soybean variety generates oil that eliminates the need for hydrogenation.

The oleic acid content (81%) achieved in Calyxt’s high oleic soybean variety is equal to or exceeds the oleic acid level of transgenic, high oleic soybean varieties currently being grown in the U.S. In addition, the yield of the Calyxt variety in these field trials was equivalent to current conventional varieties, putting Calyxt on the road for a commercial launch of its non-transgenic variety in the next couple of years. Counter-season seed production is currently underway to facilitate a commercial launch in the U.S. while additional field trials are conducted over the next few growing seasons.

“With the recent ban (July 2015) of trans fat products by the FDA, high oleic soybean varieties will likely become the next commodity soybean. The very high amount of oleic acid consistently observed in our field trials demonstrates that our high oleic soybean variety would not only be non-transgenic but also best-in-class to other transgenic high oleic varieties, positioning us as a potential leader,” said Dan Voytas, Chief Scientific Officer of Calyxt, Inc.

About Calyxt

Founded in 2010, Calyxt, Inc. (previously Cellectis plant sciences, Inc.) is based in New Brighton, Minnesota (USA). The company aims to create healthier crop products such as low trans fat soybean oil, cold-storable potato, gluten reduced wheat and low saturated fat canola oil for the food and agriculture industries. Calyxt is developing a network of partnerships in order to secure accessibility of its food products to consumers.

For further information please visit our website: www.calyxt.com

Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis SA in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
For further information, please contact:
Media contacts
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich / Dixon Moretz, 212-896-1241 / 212-896-1251
ckasunich@kcsa.com / dmoretz@kcsa.com
or
Investor Relations contact
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com